Exhibit 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Ownership
Snow Lake Exploration Ltd.	Manitoba, Canada	Wholly owned subsidiary of Snow Lake Resources Ltd.
Snow Lake (Crowduck) Ltd.	Manitoba, Canada	Wholly owned subsidiary of Snow Lake Resources Ltd.
Snow Lake Exploration (US) Ltd.	Delaware, United States	Wholly owned subsidiary of Snow Lake Resources Ltd.
Snow Lake Investments (US) Ltd.	Delaware, United States	Wholly owned subsidiary of Snow Lake Resources Ltd.
Global Uranium Acquisitions Corp Pty Ltd	Australia	Wholly owned subsidiary of Snow Lake Resources Ltd.
Engo Valley Pty Ltd	Australia	Wholly owned subsidiary of Snow Lake Resources Ltd.
Namibia Minerals and Investment Holdings (Pty) Limited	Namibia	85% owned by Engo Valley Pty Ltd. 15% owned by Joses Malakia Amakutuwa.
1560058 B.C. Ltd.	British Columbia, Canada	Wholly owned subsidiary of Snow Lake Resources Ltd.